Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement

dated July 24, 2019

Registration No. 333-217584

July 24, 2019

$800,000,000 3.150% Senior Notes due 2029

Summary of Final Terms and Details of the Issue

Issuer:	Constellation Brands, Inc.

Principal Amount:	$800,000,000 aggregate principal amount.

Title of Securities:	3.150% Senior Notes due 2029 (the “notes”).

Final Maturity Date:	August 1, 2029.

Public Offering Price:	99.957% of principal amount plus accrued interest, if any, from and including July 29, 2019.

Coupon:	3.150% per annum.

Interest Payment Dates:	February 1 and August 1.

Record Dates:	January 15 and July 15.

First Interest Payment Date:	February 1, 2020.

Benchmark UST:	2.375% UST due May 15, 2029.

Benchmark UST Price & Yield:	102-26+ / 2.055%.

Spread to Benchmark UST:	110 basis points.

Yield to Maturity:	3.155%.

Optional Redemption:	At any time prior to May 1, 2029, the Company may redeem the notes, in whole or in part at any time or in part from time to time, at the Company’s option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the notes being redeemed; and

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes being redeemed (assuming for this purpose, that the notes mature on May 1, 2029) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 20 basis points.

On or after May 1, 2029, the Company may redeem the notes, in whole or in part at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

In each case, the Company will also pay accrued and unpaid interest on the notes to, but excluding, the redemption date.

Mandatory Offer to Redeem Upon Change of Control Triggering Event:	If the Company experiences a change of control triggering event, the Company must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Trade Date:	July 24, 2019.

Settlement Date:	July 29, 2019, which will be the third business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Distribution:	SEC Registered.

CUSIP/ISIN Numbers:	CUSIP: 21036P BE7

ISIN: US21036PBE79

Joint Bookrunners:	BofA Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BBVA Securities Inc.

Co-Managers:	BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC
Siebert Cisneros Shank & Co. L.L.C.

The issuer and the subsidiary guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any Joint Bookrunner will arrange to send you the prospectus, at no cost, if you request it by calling, as applicable, (i) the issuer’s Secretary at 1-585-678-7100, (ii) BofA Securities, Inc. at (800) 294-1322 (toll free), (iii) Goldman Sachs & Co. LLC at (866) 471-2526 (toll free) or (iv) J.P. Morgan Securities LLC at (212) 834-4533 (collect).